Mail Stop 6010

October 27, 2006

Mr. Mark A. Blinn
Vice President and Chief Financial Officer
Flowserve Corporation
5215 N. O'Connor Boulevard, Suite 2300
Irving, Texas 75039

      RE: **Flowserve Corporation**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed June 30, 2006
                File No. 1-13179

Dear Mr. Blinn:

In connection with our financial statement only review of Flowserve
Corporation's Form 10-K and subsequent Exchange Act filings, we have the
following additional accounting comments.

Form 10-K for the fiscal year ended December 31, 2005

General

1. We note the revised text of your proposed risk factor, including the language "…
   state sponsors of terrorism, **including** Iran and Syria" (emphasis added). Please
   clarify for us whether you or your subsidiaries have direct or indirect business
   contacts with countries other than Iran and Syria that have been identified as state
   sponsors of terrorism by the State Department. If you have such contacts, please
   provide the same type of information and analysis regarding those contacts as you
   previously have provided to us regarding your subsidiaries' contacts with Iran and
   Syria. If you have no such contacts, please revise the proposed risk factor
   language to make clear that Iran and Syria are the only State Department-
   designated terrorist-sponsoring states in which you have business operations and
   sales.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                        Sincerely,

                        Angela J. Crane
                        Accounting Branch Chief